Exhibit 10.27

EMPLOYMENT AGREEMENT

This EMPLOYMENT AGREEMENT (this “Agreement”) between Steve Herron (“Executive”), Builders FirstSource, Inc., a Delaware corporation (the “Company”), is entered into as of January 31, 2022 and is effective as of January 1, 2021 (the “Effective Date”).

RECITALS

WHEREAS, the Company and Executive desire to enter into this Employment Agreement to set forth certain terms of Employee’s employment with the Company.

NOW, THEREFORE, in consideration of the promises and mutual covenants contained herein, the Company and Executive hereby agree as follows:

SECTION 1

EMPLOYMENT TERMS

1.1 Employment. The Company hereby agrees to employ Executive pursuant to the terms of this Agreement, and Executive hereby accepts such employment by the Company, effective as of the Effective Date, for the period and upon the terms and conditions contained in this Agreement.

1.2 Position and Duties. Executive is hereby employed as of the Effective Date to serve as the President – East Division of the Company.  In his capacity as President – East Division of the Company, Executive shall have all of the powers, duties and responsibilities commensurate with such position as shall be assigned to him by the Chief Executive Officer of the Company.  In his capacity as President – East Division of the Company, Executive will report directly to the Chief Executive Officer of the Company.

Executive shall devote Executive’s full business time and attention and full diligence and vigor and good faith efforts to the affairs of the Company. Executive shall not engage in any other material business duties or pursuits or render any services of a professional nature to any other entity or person, or serve on any other board of directors (other than a not-for-profit board of directors, and then only to the extent it does not interfere with his duties to the Company), without the prior written consent of the Company’s Board of Directors (the “Board”) or a committee designated by the Board to approve such matters.

1.3 Term. Executive’s employment under this Agreement shall commence on the Effective Date and shall continue for an indefinite term, until terminated in accordance with SECTION 3 below. Certain provisions, however, as more fully set forth in SECTION 4, SECTION 5 and SECTION 6 below, continue in effect beyond the date of the termination of Executive’s employment (the “Termination Date”).  Executive agrees that, effective as of the applicable Termination Date, Executive shall resign from all positions held by Executive as an officer, director or otherwise with respect to the Company or any member of the Company Group (as defined below).

SECTION 2

COMPENSATION AND BENEFITS

2.1 Compensation.

(a) Base Salary. The Company shall pay to Executive an annual base salary at the rate not less than $450,000 each calendar year (“Base Salary”), payable in accordance with the Company’s ordinary payroll and withholding practices from time to time in effect for its employees. During the term of employment hereunder, Executive’s salary shall be reviewed from time to time (but no less than annually) to determine whether an increase (not decrease) in Executive’s salary is appropriate. Any such increase shall be at the sole discretion of the Board, or

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where required, the Compensation Committee of the Board, and thereafter any such increased amount shall be Executive’s “Base Salary” for all purposes.

(b) Annual Cash Bonus. During the term of employment, Executive shall be eligible to participate under the Company’s annual incentive program for executive officers, as in effect and from time to time adopted by the Board (the “Incentive Plan”) for the award of an annual cash bonus (“Annual Cash Bonus”). The Annual Cash Bonus shall be determined based on a target bonus equal to 100% of Base Salary (the “Target Bonus”). Payment of the Annual Cash Bonus, if any, shall be made pursuant to the terms and conditions of the Incentive Plan.

(c) Annual Equity Grant. During the term of employment, Executive shall be eligible to participate under the applicable equity plan of the Company then in effect, as amended from time to time, or any successor plans (collectively, the “Company Equity Plan”), for the award of an annual grant of equity thereunder (the “Annual Equity Grant”). The actual award and amount of any Annual Equity Grant will be determined by the Board or the Compensation Committee of the Board in accordance with the terms of the applicable Company Equity Plan and subject to the provisions thereof.

2.2 Benefits.

(a) Generally. Executive shall be eligible to participate, to the extent it is legal and permitted by the applicable benefits plans, policies or contracts, in all employee benefits programs that the Company may adopt for its employees generally providing for sick or other leave, vacation, group health, disability and life insurance benefits. Executive shall be eligible to participate in the Company’s 401(k) plan on the terms and conditions and qualifications of such plan from time to time in effect, with a Company match (if any) no less favorable than that provided to any other Company executives. Executive shall be entitled to four (4) weeks of paid vacation for each full calendar year of employment, to be accrued in accordance with the Company’s regular vacation pay policy.

(b) Executive. Executive shall be eligible to participate, to the extent it is legal and permitted by the applicable plans, policies or contracts, in all benefits or fringe benefits which are in effect generally for the Company’s executive personnel from time to time.

2.3 Expense Reimbursement. The Company shall pay or reimburse Executive for all reasonable expenses incurred in connection with performing his duties upon presentation of documents in accordance with the reasonable procedures established by the Company.

SECTION 3

TERMINATION

3.1 By the Company:

(a) For Cause. The Company shall have the right at any time, exercisable upon written notice, to terminate Executive’s employment for Cause. As used in this Agreement, “Cause” shall mean that Executive:

(i) has committed any act or omission that results in, or that may reasonably be expected to result in, a conviction, plea of no contest or imposition of unadjudicated probation for any felony or crime involving moral turpitude;

(ii) has committed any act of fraud, embezzlement or misappropriation, or engaged in material misconduct or breach of fiduciary duty against the Company (or any predecessor thereto or successor thereof);

(iii) has willfully failed to substantially perform such duties as are reasonably assigned to him under this Agreement;

(iv) has unlawfully used (including being under the influence) or possessed illegal drugs on the Company’s premises or while performing his duties and responsibilities for the Company;

(v) materially fails to perform Executive’s duties required under Executive’s employment by or other relationship with the Company (it being agreed that failure of the Company to achieve operating results or similar poor performance of the Company shall not, in and of itself, be deemed a failure to perform Executive’s duties);

(vi) fails to comply with a lawful directive of the Board or Chief Executive Officer that is consistent with the Company’s business practices and Code of Ethics;

(vii) engages in (A) willful misconduct for which Executive receives a material and improper personal benefit at the expense of the Company, or (B) accidental misconduct resulting in such a benefit which Executive does not promptly report to the Company and redress promptly upon becoming aware of such benefit;

(viii) in carrying out his duties under this Agreement, has engaged in acts or omissions constituting gross negligence or willful misconduct resulting in, or which, in the good faith opinion of the Board, could be expected to result in, substantial economic harm to the Company;

(ix) has failed for any reason to correct, cease or alter any action or omission that (A) materially violates or does not conform with the Company’s policies, standards or regulations (including, without limitation, any Company policy or rule related to discrimination or sexual and other types of harassment or abusive conduct), (B) constitutes a material breach of this Agreement, including SECTION 4, or (C) constitutes a material breach of his duty of loyalty to the Company; or

(x) has disclosed any Proprietary Information (as defined below) without authorization from the Board, except as otherwise permitted by this Agreement, another agreement between the parties or any Company policy in effect at the time of disclosure.

For purposes of the definition of “Cause”, “Company” shall include any subsidiary, business unit or affiliate of the Company. The Company shall provide written notice to Executive of any act or omission that the Company believes constitutes grounds for “Cause” pursuant to clause (v), (vi), (vii)(B) or (ix) above, and no such act or omission shall constitute “Cause” unless Executive fails to remedy such act or omission within ten (10) days of the receipt of such notice; provided that such ten (10) day cure period shall not apply with respect to any matter that is incapable of cure within such period.

(b) Without Cause. The Company may terminate Executive’s employment under this Agreement at any time without Cause. As used in this Agreement, a termination without Cause shall mean the termination of Executive’s employment by the Company other than for Cause pursuant to SECTION 3.1(a) above.

3.2 By Executive:

(a) Without Good Reason. Executive may terminate his employment under this Agreement at any time without Good Reason. As used in this Agreement, a termination without Good Reason shall mean termination of Executive’s employment by Executive other than for Good Reason pursuant to SECTION 3.2(b) below.

(b) For Good Reason. Executive shall have the right at any time to resign his employment under this Agreement for Good Reason. As used in this Agreement, “Good Reason” shall mean the occurrence of any of the following events, without Executive’s consent: (i) a material diminution in Executive’s Base Salary or Target Bonus, in each case, other than as part of any across-the-board proportionate reduction applying to all senior executives of the Company, (ii) a material diminution in Executive’s title, authority, duties and responsibilities as compared to Executive’s title, authority, duties and responsibilities set forth herein (a “Material Diminution”) (for the sake of clarity, (A) a change in reporting structure by itself does not constitute a Material Diminution, (B) a change to a different position that is of comparable status within the Company does not constitute a Material Diminution, (C) any changes generally implemented with regard to a broad group of senior executives does not constitute a Material Diminution, and (D) any change consented to by Executive is not a Material Diminution),

(iii) any material breach by the Company or any member of the Company Group (as defined below) of this Agreement, (iv) there is a Change in Control and the successor to the Company, if applicable, does not assume and continue this Agreement, and (v) except as required by Section 1.4, any requirement by the Company that Executive relocate his personal residence to any city more than one hundred (100) miles from (a) Atlanta, Georgia or (b) Dallas, Texas if Executive has relocated his personal residence to the greater Dallas, Texas metropolitan area.

Notwithstanding the foregoing, no event shall be a Good Reason event unless (i) Executive gives the Company written notice that he is resigning for Good Reason within ninety (90) days of the first occurrence of the Good Reason event, and (ii) the Company (A) accepts such resignation, (B) does not cure such Good Reason event, or (C) disputes the existence of Good Reason, in each case within thirty (30) days of receiving such notice, and in the case of clauses (A) and (B) Executive’s resignation for Good Reason shall become effective as of the earlier of (x) the date the Company accepts such resignation, or (y) the expiration of the thirty day cure period (provided the Company has not cured the Good Reason event) and in the case of clause (C) shall become effective only if Good Reason is ultimately determined to exist upon final resolution of the Company’s dispute of his resignation by a court of competent jurisdiction or otherwise.

(c) The term “Change in Control” shall have the meaning set forth in the Company’s 2014 Incentive Plan, as may be amended from time to time.

3.3 Compensation Upon Termination. Upon termination of Executive’s employment with the Company, the Company’s obligation to pay compensation and benefits under SECTION 2 shall terminate, except that the Company shall pay to Executive or, if applicable, Executive’s heirs, all earned but unpaid Base Salary under SECTION 2.1(a) and accrued but unused vacation under SECTION 2.2, in each case, through the Termination Date and Executive’s unreimbursed expenses incurred through the Termination Date in accordance with SECTION 2.3. In addition, Executive shall be entitled to receive (i) any vested amounts or benefits due under any tax-qualified retirement or group insurance plan or program in accordance with the terms thereof, and (ii) other than on an involuntary termination by the Company for Cause or a voluntary termination by Executive without Good Reason (for the avoidance of doubt, for purposes of this subsection, a termination due to Executive’s death shall not constitute a termination for Good Reason”), his Annual Cash Bonus for any completed fiscal year to the extent earned for such fiscal year and if such bonus has not previously been paid for such completed fiscal year, at the same time such Annual Cash Bonus would have been paid if Executive had continued in employment (it being understood that in the event of any such termination Executive is not entitled to an Annual Bonus for the then-current Fiscal Year). If the Company terminates Executive’s employment without Cause or if Executive terminates his employment for Good Reason, then, in addition, to the foregoing compensation, upon execution and delivery (and non-revocation) by Executive of the Separation Agreement and General Release as set forth in SECTION 6.10, the Company shall pay severance benefits pursuant to SECTION 3.4 below. No other payments or compensation of any kind shall be paid in respect of Executive’s employment with or termination from the Company, except as contemplated in Section 3.4(d) set forth below. Notwithstanding any contrary provision contained herein, in the event of any termination of Executive’s employment, the exclusive remedies available to Executive shall be the amounts due under this SECTION 3, which are in the nature of liquidated damages, and are not in the nature of a penalty.

3.4 Severance Benefits.

(a) Termination without Cause or for Good Reason. Subject to the terms and conditions of eligibility for Executive’s receipt of severance benefits under this Agreement, including the timely execution and delivery (and non-revocation) by Executive of the Separation Agreement and General Release as set forth in SECTION 6.10, if the Company terminates Executive’s employment without Cause or Executive terminates his employment for Good Reason, the Company shall pay to Executive, as severance benefits, which amounts are in addition to the Compensation upon Termination set forth in SECTION 3.3 herein:

(i) An amount equal to 100% of his Base Salary which shall be paid to Executive on a salary continuation basis according to the Company’s normal payroll practices over the twelve (12) month period following the date Executive incurs a Separation from Service, but in no event less frequently than monthly.

(ii) An amount equal to 100% of Executive’s Target Bonus, which shall be paid to Executive in equal installments according to the Company’s normal payroll practices over the twelve (12) month period following the date Executive incurs a Separation from Service, but in no event less frequently than monthly.

(iii) Subject to (1) Executive’s timely election of continuation coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), and (2) Executive’s continued copayment of premiums at the same level and cost to Executive as if Executive were an employee of the Company (excluding, for purposes of calculating cost, an employee’s ability to pay premiums with pre-tax dollars), continued participation in the Company’s group health plan (to the extent permitted under applicable law and the terms of such plan) which covers Executive (and Executive’s eligible dependents) for a period of twelve (12) months at the Company’s expense, provided that Executive is eligible and remains eligible for COBRA coverage. The Company may modify its obligation under this SECTION 3.4(a)(iii) to the extent reasonably necessary to avoid any penalty or excise taxes imposed on it in connection with the continued payment of premiums by the Company under the Patient Protection and Affordable Care Act of 2010, as amended, or other applicable law.

(b) Notwithstanding any other provision of this Agreement, any severance benefits that would otherwise have been paid before the Company’s first normal payroll payment date falling on or after the sixtieth (60th) day after the date on which Executive incurs a Separation from Service (the “First Payment Date”) shall be made on the First Payment Date. Each separate severance installment payment and each other payment that Executive may be eligible to receive under this Agreement shall be a separate payment under this Agreement for all purposes.

(c) Executive shall have no duty or obligation to mitigate the amounts due under SECTION 3.4(a) above and any amounts earned by Executive from other employment shall not be offset or reduce the amounts due hereunder.

(d) If Executive’s employment is terminated on or prior to June 30, 2022 and Executive’s restricted stock units issued prior to December 15, 2020 are accelerated as a result of such termination, then Executive will not be entitled to receive an amount equal to 100% of Executive’s Target Bonus as set forth in Section 3.4(a)(ii) above.

SECTION 4

CERTAIN AGREEMENTS

4.1 Confidentiality. Executive acknowledges that the Company owns and shall own and has developed and shall develop proprietary information concerning its business and the business of its subsidiaries and affiliates and each of their employees, customers and clients (“Proprietary Information”). Such Proprietary Information includes, among other things, trade secrets, financial information, product plans, customer lists, marketing plans, systems, manuals, training materials, forecasts, inventions, improvements, know-how and other intellectual property, in each case, relating to the Company’s business. Executive shall, at all times, both during employment by the Company and thereafter, keep all Proprietary Information in confidence and trust and shall not use or disclose any Proprietary Information without the written consent of the Company, except as necessary in the ordinary course of Executive’s duties. Executive shall keep the terms of this Agreement in confidence and trust and shall not disclose such terms, except to Executive’s family, accountants, financial advisors, or attorneys, or as otherwise authorized or required by law. The parties acknowledge that pursuant to the Defend Trade Secrets Act of 2016 (the “DTSA”), an individual may not be held criminally or civilly liable under any Federal or state trade secret law for disclosure of a trade secret that (i) is made (A) in confidence to a Federal, state or local governmental authority, either directly or indirectly, or to an attorney; and (B) solely for the purpose of reporting or investigating a suspected violation of applicable law; or (ii) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. Nothing in this Agreement or any other agreement Executive has with the Company or any of its affiliates is intended to conflict with the DTSA or create liability for disclosures of trade secrets that are expressly allowed by such section. Under the DTSA, any employee, contractor, or consultant who is found to have wrongfully misappropriated trade secrets (as the terms “misappropriate” and “trade secret” are defined in the DTSA) may be liable for, among other things, exemplary damages and attorneys’ fees. Further, nothing in this Agreement or any other agreement Executive has with the Company or any of its affiliates will prohibit or restrict Executive from making any voluntary disclosure of information or documents related to any violation of law to any governmental agency or legislative body, or any self-regulatory organization, in each case, without advance notice to the Company.

4.2 Company Property. Executive recognizes that all Proprietary Information, however stored or memorialized, and all identification cards, keys, flash drives, computers, mobile phones, Personal Data Assistants, telephone numbers, access codes, marketing materials, documents, records and other equipment or property which the Company provides are the sole property of the Company. Upon termination of employment, Executive shall (1) refrain from taking any such property from the Company’s premises, and (2) return any such property in Executive’s possession within ten (10) business days.

4.3 Assignment of Inventions to the Company. Executive shall promptly disclose to the Company all improvements, inventions, formulas, processes, computer programs, know-how and trade secrets developed, whether or not patentable, made or conceived or reduced to practice or developed by Executive, either alone or jointly with others, during and related to Executive’s employment and the Company’s business or while using the Company’s equipment, supplies, facilities or trade secret information (collectively, “Inventions”). All Inventions and other intellectual property rights shall be the sole property of the Company and shall be “works made for hire.” Executive hereby assigns to the Company any rights Executive may have or acquire in all Inventions and agrees to perform, during and after employment with the Company, at the Company’s expense including reasonable compensation to Executive, all acts reasonably necessary by the Company in obtaining and enforcing intellectual property rights with respect to such Inventions. Executive hereby irrevocably appoints the Company and its officers and agents as Executive’s attorney-in-fact to act for and in Executive’s name and stead with respect to such Inventions.

SECTION 5

COVENANT NOT TO ENGAGE IN CERTAIN ACTS

5.1 General. Executive understands and agrees that Executive shall hold a position of significant trust and, in such position of significant trust, shall provide services and have responsibility with respect to the Company and all of its subsidiaries and affiliates (collectively, the “Company Group”), including, without limitation, contributing to the acquisition and retention of customers and the generation of goodwill. Executive further understands and agrees that Executive will develop, access and use Proprietary Information for the benefit of the Company Group. The parties understand and agree that the purpose of the restrictions contained in SECTION 4 and this SECTION 5 is to protect the goodwill and other legitimate business interests of the Company (including its Proprietary Information), and that the Company would not have entered into this Agreement in the absence of such restrictions. Executive acknowledges and agrees that the restrictions are reasonable and do not, and will not, unduly impair his ability to make a living after the termination of his employment with the Company. The provisions of SECTION 4 and SECTION 5 shall survive the expiration or sooner termination of this Agreement.

5.2 Non-Compete; Non-Interference; Non-Solicit. During the term of employment and for a period of twelve (12) months after the Termination Date Executive shall not, whether for Executive’s own account or for any other Person, directly or indirectly, with or without compensation:

(a) own, manage, operate, control or participate in the ownership, management, operation or control of, or be employed or engaged in a senior management role by, any corporation, limited liability company, partnership, joint venture, proprietorship or other business entity or organization that engages in or plans to engage in the business of (i) supplying, distributing, manufacturing, designing, constructing and/or installing structural and related building products, including, without limitation, prefabricated components, roof and floor trusses, wall panels, stairs, windows, doors, millwork, lumber products, roofing, insulation, hardware and other building products and/or (ii) providing services to customers in connection with any of the foregoing or otherwise related to residential homebuilding, in each case, (i) and (ii) anywhere in the United States (a “Competing Business”).

(b) solicit, or call upon or otherwise attempt to solicit, on behalf of any Competing Business, any of the customers, prospective customers, vendors or suppliers of Company Group;

(c) divert or take away, or attempt to divert or take away, any existing business of the Company Group;

(d) induce or entice, or seek to induce or entice, or otherwise interfere with, the Company Group’s business relationship with, any customer of the Company Group;

(e) advance credit or lend money to any third party for the purpose of establishing or operating any Competing Business; or

(f) with respect to any substantially full time independent contractor of the Company Group, employee of the Company Group or individual who was, at any time during the three months prior to the Termination Date, an employee of the Company Group: (A) hire or retain, or attempt to hire or retain, such individual to provide services for any third party; or (B) entice away or in any manner persuade or attempt to persuade, such individual to (1) terminate and/or leave his employment or engagement, (2) accept employment with any person or entity other than a member of the Company Group, or (3) terminate his relationship with the Company Group or devote less of his business time to the Company Group.

Notwithstanding the foregoing, nothing in this SECTION 5.2 will prohibit Executive from acquiring or holding not more than two percent (2%) of any class of publicly traded securities.

5.3 Cessation/Reimbursement of Payments. Notwithstanding anything to the contrary in this Agreement, if Executive violates any provision of SECTION 4 or SECTION 5, the Company may, upon giving written notice to Executive, immediately terminate Executive’s employment with the Company for Cause or, in the event the violation occurs following the Termination Date, cease all payments and benefits that it may be providing to Executive pursuant to SECTION 3, and Executive shall be required to reimburse the Company for any payments received from the Company pursuant to SECTION 3; provided, however, that the foregoing shall be in addition to such other remedies as may be available to the Company and shall not be deemed to permit Executive to forego or waive such payments in order to avoid his obligations under SECTION 4 or SECTION 5; and provided, further, that any release of claims by Executive pursuant to SECTION 6.10 shall continue in effect.

5.4 Survival; Injunctive Relief. Executive agrees that the provisions of SECTION 4 and SECTION 5 shall survive the termination of this Agreement and the termination of Executive’s employment. Executive acknowledges that a breach by him of the covenants contained in SECTION 4 or SECTION 5 cannot be reasonably or adequately compensated in damages in an action at law and that such breach will cause the Company immeasurable and irreparable injury and damage. Executive further acknowledges that he possesses unique skills, knowledge and ability and that competition in violation of SECTION 4 or SECTION 5 would be extremely detrimental to the Company. By reason thereof, each of the Company and Executive agrees that the other shall be entitled, in addition to any other remedies it may have under this Agreement, at law or in equity, or otherwise, to temporary, preliminary and/or permanent injunctive and other equitable relief to prevent or curtail any actual or threatened violation of SECTION 4 or SECTION 5, without proof of actual damages that have been or may be caused to the Company by such breach or threatened breach, and waives to the fullest extent permitted by law the posting or securing of any bond by the other party in connection with such remedies.

SECTION 6

MISCELLANEOUS

6.1 Notices. All notices and other communications required or permitted hereunder shall be in writing and shall be mailed by certified or registered mail, postage prepaid, with return receipt requested, telecopy (with hard copy delivered by overnight courier service), or delivered by hand, messenger or overnight courier service, and shall be deemed given when received at the addresses of the parties set forth below, or at such other address furnished in writing to the other parties hereto:

To the Company:

Builders FirstSource, Inc.

Attn: General Counsel

2001 Bryan Street, Suite 1600

Dallas, Texas 75201

To Executive:     at the home address of Executive maintained in the human resource records of the Company.

6.2 Severability. The parties agree that it is not their intention to violate any public policy or statutory or common law. In the event that any provision or portion of this Agreement shall be determined to be invalid or unenforceable for any reason, in whole or in part, the remaining provisions of this Agreement shall be unaffected thereby and shall remain in full force and effect to the fullest extent permitted by law. Without limiting the foregoing, if any portion of SECTION 5 is held to be unenforceable, the maximum enforceable restriction of time, scope of activities and geographic area will be substituted for any such restrictions held unenforceable.

6.3 Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware without regard to its principles of conflicts of laws. Executive: agrees to submit to the jurisdiction of the State of Delaware; agrees that any dispute concerning this Agreement shall be brought exclusively in a state or federal court of competent jurisdiction in Delaware; and agrees that other than disputes involving SECTION 4 or SECTION 5, all disputes shall be settled through arbitration pursuant to SECTION 6.15. Executive waives any and all objections to jurisdiction or venue.

6.4 Survival. The covenants and agreements of the parties set forth in SECTIONS 4, 5 and 6 are of a continuing nature and shall survive the expiration, termination or cancellation of this Agreement, irrespective of the reason therefor.

6.5 Entire Agreement. This Agreement contains the entire understanding between the parties hereto with respect to the terms of employment, compensation, benefits, and covenants of Executive, and supersede all other prior and contemporaneous agreements and understandings, inducements or conditions, express or implied, oral or written, between Executive and the Company relating to the subject matter of the Agreement, which such other prior and contemporaneous agreements and understandings, inducements or conditions shall be deemed terminated effective on the Effective Date, including without limitation, the Prior Employment Agreement. For the avoidance of doubt, the parties agree that any and all indemnification agreements between Executive and the Company shall continue in full force unimpaired by this Agreement

6.6 Binding Effect, Etc. This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and the Company’s successors and assigns, including any direct or indirect successor by purchase, merger, consolidation, reorganization, liquidation, dissolution, winding up or otherwise with respect to all or substantially all of the business or assets of the Company, and Executive’s spouse, heirs, and personal and legal representatives.

6.7 Counterparts; Amendment. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement may be amended or modified only by written instrument duly executed by the Company and Executive.

6.8 Voluntary Agreement. Executive has read this Agreement carefully, has had the opportunity to seek advice of counsel and understands and accepts the obligations that it imposes upon Executive without reservation. No other promises or representations have been made to Executive to induce Executive to sign this Agreement. Executive is signing this Agreement voluntarily and finely.

6.9 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors, assigns (including any direct or indirect successor, spouses, heirs and personal and legal representatives). Any such successor or assign of the Company shall be included in the term “Company” as used in this Agreement.

6.10 Release of Claims. In consideration for the compensation and other benefits provided pursuant to this Agreement, Executive agrees to execute a “Separation Agreement and General Release” to be presented by the Company substantially in the form of Exhibit A attached hereto. The Company’s obligation to pay severance benefits pursuant to SECTION 3.4 is expressly conditioned on Executive’s execution and delivery of such Separation Agreement and General Release no later than forty-five (45) days after the date Executive incurs a Separation from Service without revoking it for a period of seven (7) days following delivery. Executive’s failure to execute and deliver such Separation Agreement and General Release within such forty-five (45) day time period (or Executive’s subsequent revocation of such Separation Agreement and General Release) will void the Company’s obligation to pay severance benefits under this Agreement

6.11 Withholding. All compensation payable to Executive pursuant to this Agreement will be subject to any applicable statutory withholding taxes and such other taxes as are required or permitted under applicable law and such other deductions or withholdings as authorized by Executive to be collected with respect to compensation paid to Executive.

6.12 In-kind Benefits and Reimbursements. Notwithstanding anything to the contrary in this Agreement, in-kind benefits and reimbursements provided under this Agreement during any tax year of Executive shall not affect in-kind benefits or reimbursements to be provided in any other tax year of Executive, except for the reimbursement of medical expenses referred to in Section 105(b) of the Internal Revenue Code, as amended (“Code”), and are not subject to liquidation or exchange for another benefit. Notwithstanding anything to the contrary in this Agreement, reimbursement requests must be timely submitted by Executive and, if timely submitted, reimbursement payments shall be made to Executive as soon as administratively practicable following such submission, but in no event later than December 31st of the calendar year following the calendar year in which the expense was incurred. In no event shall Executive be entitled to any reimbursement payments after December 31st of the calendar year following the calendar year in which the expense was incurred. This SECTION 6.12 shall apply only to in-kind benefits and reimbursements that would result in taxable compensation income to Executive.

6.13 Section 409A The intent of the parties is that payments and benefits under this Agreement be exempt from, or comply with, Section 409A of the Code (and the rules and regulations promulgated thereunder) (“Section 409A”), and accordingly, to the maximum extent permitted, this Agreement shall be interpreted and administered to be in accordance therewith. Notwithstanding anything contained herein to the contrary, Executive shall not be considered to have terminated employment with the Company for purposes of any payments under this Agreement which are subject to Section 409A until Executive would be considered to have incurred a “separation from service” from the Company within the meaning of Section 409A. Each amount to be paid or benefit to be provided under this Agreement shall be construed as a separate identified payment for purposes of Section 409A, and any payments described in this Agreement that are due within the “short term deferral period” as defined in Section 409A, or otherwise satisfying an exception under Section 409A, shall not be treated as deferred compensation unless applicable law requires otherwise. Without limiting the foregoing and notwithstanding anything contained herein to the contrary, to the extent required in order to avoid accelerated taxation and/or tax penalties under Section 409A, amounts that would otherwise be payable and benefits that would otherwise be provided pursuant to this Agreement during the six (6)-month period immediately following Executive’s separation from service shall instead be paid on the first business day after the date that is six (6) months following Executive’s separation from service (or, if earlier, death). To the extent required to avoid accelerated taxation and/or tax penalties under Section 409A, amounts reimbursable to Executive under this Agreement shall be paid to Executive on or before the last day of the year following the year in which the expense was incurred and the amount of expenses eligible for reimbursement (and in-kind benefits provided) during any one year may not effect amounts reimbursable or provided in any subsequent year. In no event shall the timing of Executive’s execution of a Separation Agreement and General Release pursuant to SECTION 6.10 result, directly or indirectly, in Executive designating the calendar year of any payment hereunder, and, to the extent required by Section 409A, if a payment hereunder that is subject to execution of a Separation Agreement and General Release could be made in more than one taxable year, payment shall be made in the later taxable year. Notwithstanding anything to the contrary in this Agreement or any other agreement by and between Executive and any member of the Company Group, to the extent that (i) this Agreement provides for the vesting and settlement of any equity award held by Executive and (ii) such equity award constitutes nonqualified deferred compensation subject to Section 409A, such equity award shall be settled at the earliest time that will not trigger a Tax or penalty under Section 409A. The Company makes no representation that any or all of the payments described in this Agreement shall be exempt from or comply with Section 409A and makes no undertaking to preclude Section 409A from applying to any such payment.

6.14 Indemnification, etc. The Company shall provide an indemnification agreement by which it shall indemnify and hold harmless Executive to the fullest extent permitted by law for any action or inaction Executive takes in good faith with regard to the Company or parent or any benefit plan of either, in accordance with the Company’s Certificate of Incorporation and By-laws. Further, the Company shall cover Executive on its directors’ and officers’ liability insurance policies to no less extent than that which covers any other officer or director of the Company.

6.15 Arbitration. Except with respect to the Company’s enforcement of the covenants in SECTION 4 and SECTION 5, in the event that either Executive or the Company (or their successor and assigns, or any other person claiming benefits on behalf of or through them) has a dispute, claim, question, or disagreement arising from or relating to this Agreement or the breach thereof, the parties hereto shall use their best efforts to settle the dispute, claim, question, or disagreement. To this effect, they shall consult and negotiate with each other in good faith and, recognizing their mutual interests, attempt to reach a just and equitable solution satisfactory to both parties. If the parties do not reach such solution within a period of 60 days, then, upon written notice by either party to the other, all such disputes, claims, questions, or differences shall be finally settled by confidential binding arbitration administered by the American Arbitration Association in accordance with the provisions of its Employment Arbitration Rules, unless such claim is precluded by law from being settled through arbitration. Such arbitration shall take place in Dallas, Texas. Any arbitrator selected by the parties to arbitrate any such dispute shall have practiced predominately in the field of employment law for no less than ten years. The arbitrator will have the power to interpret this Agreement. Any determination or decision by the arbitrator shall be binding upon the parties and may be enforced in any court of law. The parties agree that this arbitration provision does not apply to the right of Executive to file a charge, testify, assist or participate in any manner in an investigation, hearing or proceeding before the Equal Employment Opportunity Commission or any other agency pertaining to any matters covered by this Agreement and within the jurisdiction of the agency. Both parties agree that this arbitration clause has been bargained for by the parties upon advice of their respective counsel.

6.16 Code Section 280G. Notwithstanding any other provision of this Agreement, if it is determined that the benefits or payments payable under this Agreement, taking into account other benefits or payments provided under other plans, agreements or arrangements, constitute Parachute Payments that would subject Executive to tax under Section 4999 of the Code, it must be determined whether Executive will receive the total payments due or the Reduced Amount. Executive will receive the Reduced Amount if the Reduced Amount results in equal or greater Net After Tax Receipts than the Net After Tax Receipts that would result from Executive receiving the total payments due.

If it is determined that the total payments should be reduced to the Reduced Amount, the Company must promptly notify Executive of that determination, including a copy of the detailed calculations by an accounting firm or other professional organization qualified to make the calculation that was selected by the Company and acceptable to Executive (the “Accounting Firm”). The Company shall pay the fees and expenses of the Accounting Firm. All determinations made by the Accounting Firm under this SECTION 6.16 are binding upon the Company and Executive, subject to any differing determination by the Internal Revenue Service.

It is the intention of the Company and Executive to reduce the payments under this Agreement and any other plan, agreement or arrangement only if the aggregate Net After Tax Receipts to Executive would thereby be increased.

If it is determined that the total payments should be reduced to the Reduced Amount, any reduction shall be in the order that would provide Executive with the largest amount of Net After Tax Receipts (subject to the remainder of this sentence, pro rata if two alternatives provide the same result) and shall, to the extent permitted by Code Section 280G and 409A be designated by Executive. Executive shall at any time have the unilateral right to forfeit any equity grant in whole or in part.

For purposes of this Agreement, the term “Net After Tax Receipt” means the Present Value of the total payments or the Reduced Amount, as applicable, net of all federal, state and local income and payroll taxes imposed on Executive, including Section 4999 of the Code, determined by applying the highest marginal rate of income taxes which applied to Executive’s taxable income for the immediately preceding taxable year. For purposes of this Agreement, the term “Parachute Payment” means a payment (under this Agreement or any other plan, agreement or arrangement) that is described in Section 280G(b)(2) of the Code, determined in accordance with Section 280G of the Code and the regulations thereunder. For purposes of this Agreement, the term “Present Value” means the value determined in accordance with Section 280G(d)(4) of the Code and the regulations thereunder. For purposes of this Agreement, the term “Reduced Amount” means the largest amount of Parachute Payments that is less than the total Parachute Payments and that may be paid to Executive without subjecting Executive to tax under Section 4999 of the Code.

[Signatures on following page]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

COMPANY:	EXECUTIVE:

BUILDERS FIRSTSOURCE, INC.

By:	/s/ Timothy D. Johnson	/s/ Steve Herron
Name:	Timothy D. Johnson	Steve Herron
Its	: Executive Vice President & General Counsel

EXHIBIT A

SEPARATION AGREEMENT AND GENERAL RELEASE

This Separation Agreement and General Release (this “Agreement”) is made as of by and between [    ] (“Executive”) and Builders FirstSource, Inc. (the “Company”). For good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1. Termination of Employment. The parties agree that Executive’s employment with the Company and all of its affiliates is terminated effective as of [    ] (the “Termination Date”).

2. Payments Due to Executive. Executive acknowledges receipt of [ ] ($[    ]) from the Company, representing Executive’s accrued but unpaid Base Salary and accrued unused vacation through the Termination Date. In addition, Executive shall receive (a) his annual bonus (if any) for the fiscal year completed prior to the Termination Date, to be paid at the same time annual bonuses would have been paid if Executive had continued in employment, (b) shall receive any vested benefits due under any tax-qualified retirement or group insurance plan or program in accordance with the term thereof, and (c) any unreimbursed business expenses incurred through the Termination Date. Other than as expressly set forth in this SECTION 2, Executive is not entitled to any consulting fees, wages, accrued vacation pay, benefits or any other amounts with respect to his employment through the Termination Date.

3. Severance Benefits and Continuing Health Insurance Coverage. In consideration of Executive’s execution and non-revocation of this Agreement in accordance with its terms, the Company agrees to pay to Executive the amounts provided in SECTION 3.4 of that certain Amended and Restated Employment Agreement, dated as of ________________, 20__by and between Executive and the Company, which amounts are, to the extent known, stated on Attachment A hereto.

4. General Release.

(a) Executive, on behalf of Executive, his heirs, executors, personal representatives, administrators and assigns, voluntarily, irrevocably, knowingly and unconditionally releases, remises and discharges the Company and all of its current and former parents, subsidiaries and affiliates, each of their respective members, officers, directors, stockholders, partners, employees, agents, representatives, advisors and attorneys, and each of their respective subsidiaries, affiliates, estates, predecessors, successors and assigns (collectively, the “Company Parties”) from any and all actions, causes of action, charges, complaints, claims, damages, demands, debts, lawsuits, rights, understandings, obligations, expenses (including attorneys’ fees and costs), covenants, contracts, promises or liabilities of any kind, nature or description whatsoever, known or unknown, in law or in equity (collectively, the “Claims”) which Executive or Executive’s heirs, executors, personal representatives, administrators and assigns ever had, now has or may hereafter claim to have by reason of any matter, cause or thing whatsoever (i) arising from the beginning of time through the date upon which Executive executes this Agreement, including, without limitation, any such Claims arising out of, relating to or in connection with Executive’s employment or service as a director with the Company, including tort, fraud, or defamation and arising under federal, local or state statute or regulation, including, without limitation, Title VII of the Civil Rights Act of 1964, the Americans With Disabilities Act, the Age Discrimination in Employment Act, as amended by the Older Workers Benefit Protection Act, the Family and Medical Leave Act, the Employee Retirement Income Security Act of 1974, the Civil Rights Act of 1991, the Equal Pay Act, the Fair labor Standards Act, 42 U.S.C. § 1981, the Texas Labor Code (including, without limitation, the Texas Payday Law, the Texas Anti-Retaliation Act, Chapter 21 of the Texas Labor Code, and the Texas Whistleblower Act), each as amended and including each of their respective implementing regulations and/or any other federal, state, local or foreign law (statutory, regulatory or otherwise), that may be legally waived and released; (ii) arising out of or relating to the termination of Executive’s employment; or (iii) arising under or relating to any policy, agreement, understanding or promise, written or oral, formal or informal, between the Company or any of the other Company Parties and Executive.

(b) Executive agrees that there is a risk that each and every injury which he may have suffered by reason of his employment relationship might not now be known, and there is a further risk that such injuries, whether known or unknown at the date of this Agreement, might become progressively worse, and that as a result thereof further damages may be sustained by Executive; nevertheless, Executive desires to forever and fully release and discharge the Company Parties, and he fully understands that by the execution of this Agreement no further claims for any such injuries may ever be asserted.

(c) This general release does not in any way diminish or impair: (i) any Claims Executive may have that cannot be waived under applicable law, (ii) Executive’s right to enforce this Agreement; (iii) any rights Executive may have to indemnification from personal liability or to protection under any insurance policy maintained by the Company, including without limitation any general liability, employment practices liability, or directors and officers insurance policy or any contractual indemnification agreement; (iv) Executive’s right, if any, to government provided unemployment and worker’s compensation benefits; or (v) Executive’s rights under any Company Executive benefit plans (i.e. health, disability or tax-qualified retirement plans), which by their explicit terms survive the termination of Executive’s employment

(d) Executive agrees that the consideration set forth in SECTION 3 above shall constitute the entire consideration provided under this Agreement, and that Executive will not seek from the Company Parties any further compensation or other consideration for any claimed obligation, entitlement, damage, cost or attorneys’ fees in connection with the matters encompassed by this Agreement.

(e) Executive understands and agrees that if any facts with respect to this Agreement or Executive’s prior treatment by or employment with the Company are found to be different from the facts now believed to be true, Executive expressly accepts, assumes the risk of, and agrees that this Agreement shall remain effective notwithstanding such differences. Executive agrees that the various items of consideration set forth in this Agreement fully compensate for said risks, and that Executive will have no legal recourse against the Company in the event of discovery of a difference in facts.

(f) Executive agrees to the release of all known and unknown claims, including expressly the waiver of any rights or claims arising out of the Federal Age Discrimination in Employment Act, 29 U.S.C. § 621, et seq. (“ADEA”), and in connection with such waiver of ADEA claims, and as provided by the Older Worker Benefit Protection Act, Executive understands and agrees as follows:

(i) Executive has the right to consult with an attorney before signing this Agreement, and is hereby advised to do so;

(ii) Executive shall have a period of forty-five (45) days from the Termination Date (or from the date of receipt of this Agreement if received after the Termination Date) in which to consider the terms of the Agreement (the “Review Period”). Executive may at his option execute this Agreement at any time during the Review Period. If Executive does not return the signed Agreement to the Company prior to the expiration of the 45 day period, then the offer of severance benefits set forth in this Agreement shall lapse and shall be withdrawn by the Company; and

(iii) Executive may revoke this Agreement at any time during the first seven (7) days following Executive’s execution of this Agreement, and this Agreement and release shall not be effective or enforceable until the seven-day period has expired (“Revocation Period Expiration Date”). Notice of a revocation by Executive must be made to the designated representative of the Company (as described below) within the seven (7) day period after Executive signs this Agreement. If Executive revokes this Agreement, it shall not be effective or enforceable against the Company Parties. Accordingly, the “Effective Date” of this Agreement shall be on the eighth (8th) day after Executive signs the Agreement and returns it to the Company, and provided that Executive does not revoke the Agreement during the seven (7) day revocation period.

In the event Executive elects to revoke this release pursuant to SECTION 4(f)(iii) above, Executive shall notify Company by hand-delivery, express courier or certified mail, return receipt requested, within seven (7) days after signing this Agreement to: ATTN: General Counsel, Builders FirstSource, Inc., [ADDRESS]. In the event that Executive exercises his right to revoke this release pursuant to SECTION 4(f)(iii) above, any and all obligations of Company under this Agreement shall be null and void. Executive agrees that by signing this Agreement prior to the expiration of the forty-five (45) day period he has voluntarily waived his right to consider this Agreement for the full forty-five (45) day period. Executive further agrees that any changes to this Agreement made during the Review Period, whether material or immaterial, shall not restart the 45-day consideration period.

5. Review of Agreement; No Assignment of Claims. Executive represents and warrants that he (a) has carefully read and understands all of the provisions of this Agreement and has had the opportunity for it to be reviewed and explained by counsel to the extent Executive deems it necessary, (b) is voluntarily entering into this Agreement, (c) has not relied upon any representation or statement made by the Company or any other person with regard to the subject matter or effect of this Agreement, (d) has not transferred or assigned any Claims and (e) has not filed any complaint or charge against any of the Company Parties with any local, state, or federal agency or court.

6. No Claims. Each party represents that it has not filed any Claim against the other Party with any state, federal or local agency or court; provided, however, that nothing in this Agreement shall be construed to prohibit Executive from filing a Claim, including a challenge to the validity of this Agreement, with the Equal Employment Opportunity Commission (“EEOC”) or participating in any investigation or proceeding conducted by the EEOC.

7. Interpretation. This Agreement shall take effect as an instrument under seal and shall be governed and construed in accordance with the laws of the State of Texas without regard to provisions or principles thereof relating to conflict of laws.

8. Agreement as Defense. This Agreement may be pleaded as a full and complete defense to any subsequent action or other proceeding arising out of, relating to, or having anything to do with any and all Claims, counterclaims, defenses or other matters capable of being alleged, which are specifically released and discharged by this Agreement. This Agreement may also be used to abate any such action or proceeding and/or as a basis of a cross complaint for damages.

9. Nondisclosure of Agreement. The terms and conditions of this Agreement are confidential. Executive agrees not to disclose the terms of this Agreement to anyone except immediate family members and Executive’s attorneys and financial advisers. Executive further agrees to inform these people that the Agreement is confidential and must not be disclosed to anyone else. Executive may disclose the terms of this Agreement if compelled to do so by a court, but Executive agrees to notify the Company immediately if anyone seeks to compel Executive’s testimony in this regard, and to cooperate with the Company if the Company decides to oppose such effort. Executive agrees that disclosure by Executive in violation of this Agreement would cause so much injury to the Company that money alone could not fully compensate the Company and that the Company is entitled to injunctive and equitable relief. Executive also agrees that the Company would be entitled to recover money from Executive if this Agreement were violated.

10. Ongoing Covenants. Executive acknowledges that nothing in this Agreement shall limit or otherwise impact Executive’s continuing obligations of confidentiality to the Company in accordance with Company policy and applicable law, or any applicable Company policies or agreements between the Company and Executive with respect to non-competition or non-solicitation, and Executive covenants and agrees to abide by all such continuing obligations.

11. No Adverse Comments. Executive agrees not to make, issue, release or authorize any written or oral statements, derogatory or defamatory in nature, about the Company, its affiliates or any of their respective products, services, directors, officers or executives, provided that the foregoing shall not be violated by truthful testimony in response to legal process, normal competitive statements, rebuttal of statements by the other or actions to enforce his rights. Nothing herein prohibits Executive from communicating, without notice to or approval by the Company, with any federal government agency about a potential violation of a federal law or regulation.

12. Integration; Severability. Except with respect to any continuing obligations to the Company, the terms and conditions of this Agreement constitute the entire agreement between Company and Executive and supersede all previous communications, either oral or written, between the parties with respect to the subject matter of this Agreement. No agreement or understanding varying or extending the terms of this Agreement shall be binding upon either party unless in writing signed by or on behalf of such party. In the event that a court finds any portion of this

Agreement unenforceable for any reason whatsoever, Company and Executive agree that the other provisions of the Agreement shall be deemed to be severable and will continue in full force and effect to the fullest extent permitted by law.

13. EXECUTIVE ACKNOWLEDGES THE FOLLOWING: HE HAS ENTERED INTO THIS AGREEMENT KNOWINGLY, VOLUNTARILY AND OF HIS OWN FREE WILL WITH A FULL UNDERSTANDING OF ITS TERMS; HE HAS READ THIS AGREEMENT; THAT HE FULLY UNDERSTANDS ITS TERMS; THAT EXECUTIVE IS ADVISED TO CONSULT AN ATTORNEY FOR ADVICE; THAT HE HAS THE RIGHT TO CONSULT WITH AN ATTORNEY PRIOR TO EXECUTING THIS AGREEMENT; THAT HE HAS HAD AMPLE TIME TO CONSIDER HIS DECISION BEFORE ENTERING INTO THE AGREEMENT; THAT HE IS SATISFIED WITH THE TERMS OF THIS AGREEMENT AND AGREES THAT THE TERMS ARE BINDING UPON HIM; AND THAT HE HAS BEEN ADVISED BY THE COMPANY OF HIS ABILITY TO TAKE ADVANTAGE OF THE CONSIDERATION PERIOD AFFORDED BY SECTION 4 ABOVE.

IN WITNESS WHEREOF, the parties have executed this Agreement with effect as of the date first above written.

SEVERANCE AGREEMENT

ATTACHMENT A

The following severance benefits are payable pursuant to SECTION 3.4 of Executive’s Employment Agreement: